SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes               No    T     X
             ---------             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement on connected transaction of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on December 6, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                         -------

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: December 7, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                       [GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                     ANNOUNCEMENT ON CONNECTED TRANSACTION

-------------------------------------------------------------------------------
Acquisition Agreement

The Board announces that on 6 December 2006, Sinopec Corp. and Shengli Administrative Bureau entered into the Acquisition Agreement, pursuant to which Sinopec Corp. has agreed to conditionally acquire the Target Assets owned by Shengli Administrative Bureau. The consideration for the Acquisition is RMB3.5 billion (approximately HK$3.46535 billion) and Sinopec Corp. will use its own internal resources to pay the consideration.

Connected Transaction

Sinopec Group Company is the controlling shareholder of Sinopec Corp. As the Target Assets are owned by Shengli Administrative Bureau, a subsidiary of Sinopec Group Company, the acquisition of the Target Assets constitutes a connected transaction of Sinopec Corp. As each of the percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules of the Hong Kong Stock Exchange) applicable to the Acquisition is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and exempted from the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules.
-------------------------------------------------------------------------------

I     SPECIAL NOTICE

1     SUMMARY OF KEY INFORMATION

(1)   Transaction Details

      The 6th Meeting of the third session of the Board was held on 6 December 2006 at which the "Proposal Concerning the Acquisition of the Oil Production Assets Owned by Shengli Administrative Bureau of Sinopec Group Company" was considered and approved. According to the above proposal, Sinopec Corp. will acquire the Target Assets owned by Shengli Administrative Bureau, a subsidiary of Sinopec Group Company. Based on the Assets Valuation Report(s), the total appraised value of the net assets of the Target Assets is RMB3.4997 billion (approximately HK$3.46504 billion) as at the Valuation Date (including 64.73% shareholding of Dongsheng of RMB2.594 billion (approximately HK$2.568 billion), 100% equity interest of the Development Centre of RMB0.729 billion (approximately HK$0.722 billion), 52% shareholding of Zhongsheng of RMB0.1 billion (approximately HK$0.099billion) and Shangda Assets of RMB 75.9 million(approximately HK$ 75 million). Taking into account of the appraised value of the net assets of the Target Assets, the parties agreed that the consideration for the Target Assets should be RMB3.5 billion (approximately HK$3.465 billion).

      The Board has considered and approved the Acquisition Agreement which was entered into by Sinopec Corp. and Shengli Administrative Bureau.

(2)   Connected persons abstained from voting

      Sinopec Group Company is the controlling shareholder of Sinopec Corp. and the Target Assets proposed to be acquired by Sinopec Corp. are owned by Shengli Administrative Bureau, a subsidiary of Sinopec Group Company. Accordingly, the Acquisition of the Target Assets by Sinopec Corp. from Shengli Administrative Bureau constitutes a connected transaction between Sinopec Corp. and Sinopec Group Company.

      All the directors of Sinopec Corp. who participated in the voting (including the independent non-executive directors) have approved the Acquisition and they are of the view that the terms of the Acquisition are based on normal commercial terms and the Acquisition is part of the ordinary course of business of Sinopec Corp., the consideration for the Acquisition and the terms of the Acquisition Agreements are also fair and reasonable and are in the interests of Sinopec Corp. and its shareholders as a whole. Mr. Chen Tonghai and Mr. Zhou Yuan, being connected persons, abstained from voting at the Board meeting where the proposed Acquisition was considered and voted by the Board.

(3)   Effects on Sinopec Corp.

      The Target Companies are all engaged in the business of production of crude oil in marginal and low-yield reserves. After several years of operations, the Target Companies have developed certain scale of production business and possessed substantial technologies and experience in this field. By acquiring the Target Assets, the upstream production capability and the overall competitiveness of Sinopec Corp. will be further strengthened.

      Through the Acquisition, Sinopec Shengli Branch Company will centralize the management of the crude oil production business of the Target Companies and the administrative systems of Sinopec Shengli Branch Company will be streamlined and strengthened, meanwhile, competition in respect of the upstream business between Sinopec Corp. and Shengli Administrative Bureau will be reduced.

      Through the Acquisition, the synergy of investment, management and purchasing between Sinopec Shengli Branch Company and the Target Companies will be achieved and production efficiency will be enhanced accordingly.

      Through the Acquisition, the number of connected transactions relating to purchase and sales of crude oil between Sinopec Corp. and Shengli Administrative Bureau will be reduced.

(4)   Issues Requiring the Attention of Investors

1. All the financial figures including the financial figures contained in the balance sheet and income statement below relating to the Acquisition were prepared in accordance with the PRC Accounting Rules and Regulations.

2. The Acquisition requires the approval of the SASAC concerning the grant of exemption from performing the procedures for the public trading of property rights. The Assets Valuation Reports will also be required to be filed with the SASAC. Additionally, the Acquisition will only be completed after all the other condition precedents set out in the related agreements of the Acquisition have been satisfied.

II    SUMMARY OF THE CONNECTED TRANSACTION

1.    Main Contents of this Connected Transaction

      Sinopec Corp. and Shengli Administrative Bureau entered into the Acquisition Agreement on 6 December 2006.

      Sinopec Corp. will acquire the Target Assets from Shengli Administrative Bureau, a subsidiary of Sinopec Group Company, pursuant to the Acquisition Agreement, including 64.73% shareholding of Dongsheng, 100% equity interests of Development Center, 52% shareholding of Zhongsheng and Shengda Assets.

      According to the appraisal conducted by Beijing Zhongsheng Appraisal Co., Ltd, an entity possessing the qualification for engaging in the securities business within China and a third party independent of the Company and connected persons of the Company,, the total of the appraised value of the net assets of the Target Assets is RMB3.4997 billion (approximately HK$3.46504 billion).

      Taking into account of the appraised value of the net assets of the Target Assets, the parties agreed that the consideration for the Target Assets should be RMB3.5 billion (approximately HK$3.46535 billion).

      The shareholding structure prior to the Acquisition

                               [GRAPHIC OMITTED]

      The shareholding structure immediately after the Acquisition:

                               [GRAPHIC OMITTED]


*(1) Apart from the shareholders set out above, the remaining shareholders of Dongsheng are as follows:

                                                                                        Number of
                                                                                      Shares held
                                                                                           by the         Shareholding
      Name of the shareholder                                                         shareholder          percentage

      ShanDong DongYing Petrochemical Group Corporation                                 35,000,000               6.66%
         ([GRAPHIC OMITTED])
      Guohua Energy Investment Company Limited                                          30,000,000               5.71%
         ([GRAPHIC OMITTED])
      Shandong International Investment Industrial Company Limited                      25,000,000               4.76%
         ([GRAPHIC OMITTED])
      Shandong Petroleum and Gas Company Limited                                        20,000,000               3.81%
         ([GRAPHIC OMITTED])
      Shengli Oilfields Huabin Industrial Company                                       15,758,005                  3%
         ([GRAPHIC OMITTED])
      Shandong Shida Technology Group Company Limited                                   13,638,271                2.6%
         ([GRAPHIC OMITTED])
      Shengli Oilfields Xingda Petroleum Technology Industrial                          13,638,271                2.6%
         & Trade Company Limited  ([GRAPHIC OMITTED]
      The Labor Union of Dongsheng                                                      10,000,000                1.9%
         ([GRAPHIC OMITTED])
      State-owned Assets Operation Company Limited of                                    5,950,000               1.13%
         Dongying District, Dongying City  ([GRAPHIC OMITTED])
      Beijing Ke Sheng Bo Da Technology Company Limited                                  5,000,000               0.95%
         [GRAPHIC OMITTED])


      Shandong Shengli Tonghai Group Company Limited                                     4,092,814               0.78%
         [GRAPHIC OMITTED])
      Shengli Oilfields Shengda Industrial Company                                       4,092,814               0.78%
         ([GRAPHIC OMITTED])
      The Finance Bureau of Dongying City ([GRAPHIC OMITTED])                            3,209,601               0.61%
      Total                                                                                                     35.28%

*(2) Apart from the shareholders set out above, the remaining shareholders of Zhongsheng are as follows:

                                                                                      Contribution        Shareholding
       Name of the shareholder                                                          (RMB yuan)          percentage

      Shengli Oilfields Zhongsheng Industrial Company Limited                           20,002,500                 40%
         ([GRAPHIC OMITTED])
      Shengli Oilfields Xingda Petroleum Technology Industrial                           4,016,500                  8%
         & Trade Company Limited ([GRAPHIC OMITTED])
      Total                                                                             24,019,000                 48%

      The remaining shareholders of Dongsheng and Zhongsheng set out above are third parties independent of the Company and the connected person of the Company. Sinopec Corp. currently has no plan or intention to purchase any equity interest from the remaining shareholders of Dongsheng and Zhongsheng set out above.

2.    Connected Relationship

      The Target Assets to be acquired by Sinopec Corp. are owned by Shengli Administrative Bureau, a subsidiary of Sinopec Group Company, and Sinopec Corp. entered into the Acquisition Agreement with Shengli Administrative Bureau. Sinopec Group Company is the controlling shareholder of Sinopec Corp., pursuant to the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of The Hong Kong Stock Exchange, Sinopec Group Company (and its subsidiaries) are connected persons to Sinopec Corp. and, therefore, the Acquisition constitutes a connected transaction of Sinopec Corp. As each of the percentage ratio(s) (as defined in Rule 14.07 of the Listing Rules of the Hong Kong Stock Exchange) applicable to this Acquisition is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules of The Hong Kong Stock Exchange and is exempted from the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules of the Hong Kong Stock Exchange.

3.    Information on the Review and Approval of the Connected Transaction

      This Connected Transaction was considered and approved at the 6th meeting of the third session of the Board. The independent directors gave their independent opinions in relation to this Connected Transaction at the meeting as set out in Part VIII under the heading "Opinion of the Independent Non-Executive Directors". All the connected directors abstained from considering and voting and all the non-connected directors, including the independent non-executive directors, approved this Connected Transaction unanimously.

      Given that the percentage ratios (as defined in Rule 14.07 of the Listing Rules of the Hong

      Kong Stock Exchange) applicable to the Acquisition are below 2.5%, the Acquisition is not subject to the approval of the independent shareholders of Sinopec Corp. and the Acquisition Agreement will come into effect upon the obtaining of the approval from the Board.

4.    Approval to be obtained and other Issues

      The Acquisition requires the approval of the SASAC concerning the grant of exemption from performing the procedures for the public trading of property rights. The Assets Valuation Reports will also be required to be filed with the SASAC. Additionally, the Acquisition will only be completed after all the other condition precedents set out in the related agreements of the Acquisition have been satisfied.

III   INTRODUCTION OF THE PARTIES OF THIS CONNECTED TRANSACTION

1.    Sinopec Corp.

      Sinopec Corp. is a Chinese company currently listed in Hong Kong, New York, London and Shanghai, and is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries include:

      (1) Exploring for and developing, producing and trading of crude oil and natural gas;

      (2) Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; and

      (3)   Producing, distributing and trading of petrochemical products.

2.    Information on Shengli Administrative Bureau

      Shengli Administrative Bureau is a subsidiary of Sinopec Group Company registered with the Administration for Industry and Commerce of Dongying City with a registered capital of RMB 11,376.14 million, its legal address is No.258, Jinan Road, Dongying District, Dongying City.

      The business scope of Shengli Administrative Bureau is as follows: the exploitation and utilization of oil, gas and paragenetic minerals, resources exploration, drilling and well-measuring; construction and installation; mechanical maintenance; transportation; water and electricity supply; communications; processing and sale of chemical products; contract for the overseas and domestic bidding-invitation projects of this industry, provision of production and labor services.

IV    Information on the Target Assets

1     General Information on the Target Assets

      The Target Assets to be acquired and sold are all the oil fields production assets owned by Shengli Administrative Bureau, including 64.73% shareholding of Dongsheng, 100% equity interests of the Development Center, 52% shareholding of Zhongsheng and the Shengda Assets. The book value of the net assets of the Target Assets is RMB
      2.089 billion (approximately HK$2.068 billion), and the appraised value of the net assets of the Target

      Assets is RMB 3.4997 billion (approximately HK$3.46504 billion). The difference between book and appraised net assets value of RMB 1.411 billion is mainly due to the increment in the evaluation made to the oil wells. Since the time span for the construction of the oil wells was relatively long, the costs of construction of oil wells during the early stage were comparatively low. Meanwhile, straight-line method was adopted for the calculation of depreciation of oil wells and as the depreciation period was relative short, the net book value of some of the oil wells have been reduced to zero. However, as all the oil wells of the Target Assets still possess certain production capability, the appraised value of the Target Assets exceeded their net book value.

      However, no royalty right within the scope of oil production areas of the relevant oil fields is attached to the Target Assets as such royalty rights are owned by Sinopec Corp.. The Target Companies and Shengli Administrative Bureau respectively conducted crude oil production business within the scope of oil production areas mentioned above based on the cooperative relationship between them and Sinopec Corp. The Target Companies and Shengli Administrative Bureau own the relevant oil production facilities. Among which, the Target Companies own 1,308 oil wells located at the oil production areas of 114 oil fields together with the crude oil production equipments, crude oil storage depots and oil transportation pipelines complementary to the oil wells. Shengda Assets are the assets owned by Shengli Administrative Bureau which consists of 27 oil wells located at the oil production areas of 4 oil fields together with the crude oil production equipments, oil transportation pipelines and other relevant assets complementary to the oil wells.

      Beijing Zhongzheng Appraisal Co., Ltd., an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, conducted appraisal to the above assets and issued the respective Assets Valuation Reports in relation to such assets. The Assets Valuation Reports need to be filed with the SASAC.

      According to the Asset Valuation Reports, the appraisal results of the Target Assets to be acquired were as follows:

      Unit: Thousand RMB


                                                                 Total Assets      Total Liabilities        Net Assets
      Dongsheng                                                  6,183,196.03           2,174,971.76      4,008,224.27
      Development Centre                                         1,549,928.82             820,834.15        729,094.67
      Zhongsheng                                                   264,597.79              71,588.60        193,009.19
      Shengda Assets                                                75,904.47                      0         75,904.47

2.    Specific Information on each of the Target Assets

(1)   64.73% shareholding of Dongsheng

(a)   General Information of Dongsheng

      As a stock company with limited liability registered and established in Dongying City, Shandong Province of China, Dongsheng holds the Business License for an Enterprise Legal Person with the registration number of 3700001807999 approved and issued by the Administration for Industry and Commerce of Shandong Province. The total issued shares are 525,527,800 and its registered capital is RMB 525,527,800. Its legal address is No.260 Xisi Road, Dongying District of Dongying City. Shengli Administrative Bureau holds 340,147,975 issued shares of Dongsheng, representing 64.73% of the total issued shares.

      The business scope of Dongsheng is: the exploration and development of petroleum and gas within the scope of areas authorized by Shengli Administrative Bureau; the sales of the drilling and mining equipments and the provision of related technological services; sales of electronic instruments and electronic mechanical products.

      Dongsheng is principally engaged in the business of production of crude oil with its current production areas located at 84 oil production areas of Shengli Oilfields. Dongsheng now owns 1,023 oil wells.

(b)   Financial Status

      According to the consolidated financial statements of the year 2004, 2005 and the six months ended 30 June 2006 of Dongsheng prepared under the PRC Accounting Rules and Regulations and audited by Beijing Tin Wha CPAs, an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, the major financial indicators of Dongsheng during the above periods were as follows:

      Balance Sheet Unit: Thousand RMB


      Item                                                                    30 June      31 December     31 December
                                                                                 2006             2005            2004

      Total assets                                                       4,292,237.32     3,183,704.27    2,706,804.82
      Total current liabilities                                          1,465,726.12       855,549.28    1,025,362.96
      Total non-current liabilities                                                 0                0               0
      Total liabilities                                                  1,465,726.12       855,549.28    1,025,362.96
      Minority interests                                                   584,826.66       487,173.11      295,651.11
      Shareholders' funds                                                2,241,684.54     1,840,981.88    1,385,790.74
      Total liabilities and shareholders' funds                          4,292,237.32     3,183,704.27    2,706,804.82

      Income Statement Unit: Thousand RMB


      Item                                                                For the six     For the year    For the year
                                                                      months ended 30         ended 31        ended 31
                                                                         June of 2006    December 2005   December 2004
      Income from principal operations                                   1,457,171.22     1,868,649.00    1,303,750.53
      Profit before taxation and  minority interests*(1)                 1,056,208.66     1,094,635.51      688,161.36
      Net profit*(2)                                                       552,307.59       547,814.50      364,246.34
      Net profit before non-operating profits/losses                       445,725.56       552,426.54      362,780.29


      Note:

      *(1) the profit before taxation and minority interests attributable to 64.73% shareholding of Dongsheng for the two financial years ended 31 December 2005 and 2004 were RMB 708.50 million and 445.41 million; and

      *(2) the net profit attributable to 64.73% shareholding of Dongsheng for the two financial years ended 31 December 2005 and 2004 were RMB
            354.57 million and RMB 235.76 million.


      Based on the Asset Valuation Report on Equity Transfer Project of Dongsheng (No. 117-1 Zhong-zheng-ping-bao-zi [2006] ) issued by Beijing Zhongzheng Appraisal Co., Ltd., an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, by adopting the replacement cost valuation method, the appraisal results of the assets mentioned above as at the Valuation Date are as follows:

      Unit: Thousand RMB

                                                                Book                                               The
                                                         Value after    The Appraised    The Increment/        Rate of
      Item                               Book Value       Adjustment             Value  Decrease Amount    Increment %
      Fixed assets                       562,608.12       562,608.12        829,149.42       266,541.30          47.38
      Total assets                     4,416,656.30     4,416,656.30      6,183,196.03     1,766,539.73          40.00
      Total liabilities                2,174,971.76     2,174,971.76      2,174,971.76                0              0
      Net assets                       2,241,684.54     2,241,684.54      4,008,224.27     1,766,539.73          78.80

      In respect of the Acquisition, the appraised value of 64.73% shareholding of Dongsheng is RMB2.594 billion (approximately HK$2.569 billion).

(2)   100% Equity Interests of the Development Centre

(a)   General Information of the Development Centre

      As a state-owned enterprise registered and established in Dongying City, Shandong Province of China, the Development Centre holds the Business License for an Enterprise Legal Person with the registration number of 3705001804655 approved and issued by the Administration for Industry and Commerce of Shandong Province. The registered capital is RMB 100,000,000 and the legal address is No.12 Yingshi Street, Dongying District of Dongying City. The Development Centre is a subsidiary wholly owned by Shengli Administrative Bureau.

      The business scope of the Development Centre is: the exploration of and production in marginal reserves and the high-cost crude oil area (operation with a licence).

      The Development Centre is principally engaged in the business of production of crude oil with its current production areas located at 23 oil production areas of China Shandong Shengli Oil Field. The Development Centre now owns 244 oil wells.

(b)   Financial Status

      According to the financial statements of the year 2004, 2005 and the six months ended 30 June 2006 of Dongsheng prepared under the PRC Accounting Rules and Regulations and audited by Beijing Tin Wha CPAs, an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, the major financial indicators of the Development Centre during the above periods were as follows:

      Balance Sheet Unit: Thousand RMB

      Item                                                           30 June 2006   31 December 2005  31 December 2004

      Total assets                                                   1,334,276.50         982,579.47        275,496.85
      Total current liabilities                                        820,834.15         700,548.15        151,800.95
      Total non-current liabilities                                          0.00               0.00              0.00
      Total liabilities                                                820,834.15         700,548.15        151,800.95
      Shareholders' funds                                              513,442.35         282,031.32        123,695.90
      Total liabilities and shareholders' funds                      1,334,276.50         982,579.47        275,496.85

      Income Statement Unit: Thousand RMB


      Item                                                                For the six     For the year    For the year
                                                                      months ended 30         ended 31        ended 31
                                                                         June of 2006    December 2005   December 2004

      Income of principal operations                                       707,301.14       587,547.77      128,799.17
      Profit before taxation and minority interests                        344,712.66       236,797.63       35,548.80
      Net profit                                                           230,216.76       158,335.42       23,689.93
      Net profit before non-operating profits/losses                       229,926.85       158,308.97       23,433.56

      Based on the Asset Valuation Report on Equity Transfer Project of the Development Centre (No.117-2 Zhong-zheng-ping-bao-zi [2006])issued by Beijing Zhongzheng Appraisal Co., Ltd., an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, by adopting the replacement cost valuation method, the appraisal results of the assets as mentioned above at the Valuation Date were as follows:

      Unit: Thousand RMB


                                                       Book  Value     The Appraised   The Increment/      The Rate of
      Item                             Book Value after Adjustment             Value  Decrease Amount      Increment %

      Fixed assets                   1,138,837.71     1,138,837.71      1,350,031.74       211,194.03            18.54
      Total assets                   1,334,276.50     1,334,276.50      1,549,928.82       215,652.32            16.16
      Total liabilities                820,834.15       820,834.15        820,834.15             0.00             0.00
      Net assets                       513,442.35       513,442.35        729,094.67       215,652.32            42.00

      In respect of the Acquisition, the appraised value of 100% equity interest of the Development Centre is RMB0.729 billion (approximately HK$0.722 billion).

(3)   52% shareholding of Zhongsheng

(a)   General Information of Zhongsheng

      As a limited liability company registered and established in Dongying City, Shandong Province of China, Zhongsheng holds the Business License for an Enterprise Legal Person with the registration number of 3705001804109 approved and issued by the Administration for Industry and Commerce of Dongying City. The registered capital of Zhongsheng is RMB 50 million and its legal address is Zhongduan, Beiyi Road, Dongying District of Dongying City. Shengli Administrative Bureau holds 52% shareholding in Zhongsheng.

      The business scope of Zhongsheng is: production in marginal reserves and oil wells at remote areas[GRAPHIC OMITTED][GRAPHIC OMITTED]consultation and transfer of petroleum technology development; sale of petroleum mechanical and electrical products (other than cars), oil, gas and chemical products (other than dangerous products).

      Zhongsheng is principally engaged in the business of production of crude oil, with its current production areas located at six (6) oil production areas of Shengli Oilfields. Zhongsheng currently owns forty one (41 ) oil wells.

(b)   Financial Status

      According to the financial statements of the year 2004, 2005 and the six months ended 30 June 2006 of Dongsheng prepared under the PRC Accounting Rules and Regulations and audited by Beijing Tin Wha CPAs, an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company,, the major financial indicators of Zhongsheng during the above periods were as follows:

      Balance Sheet                                                                               Unit: Thousand RMB


      Item                                                           30 June 2006  31 December 2005   31 December 2004

      Total assets                                                     195,514.51        161,439.60          97,330.05
      Total current liabilities                                         71,588.60         43,863.32          11,203.63
      Total non-current liabilities                                          0.00              0.00               0.00
      Total liabilities                                                 71,588.60         43,863.32          11,203.63
      Shareholders' funds                                              123,925.91        117,576.27          86,126.42
      Total liabilities and shareholders' funds                        195,514.51        161,439.60          97,330.05

      Income Statement                                                                            Unit: Thousand RMB


                                                                      For the six      For the year       For the year
                                                                  months ended 30          ended 31           ended 31
      Item                                                           June of 2006     December 2005      December 2004

      Income from principal operations                                  80,144.43        117,780.60          77,168.68
      Profit before taxation and  minority interests*(1)                56,097.23         71,501.92          43,420.15
      Net profit*(2)                                                    36,349.64         43,997.88          27,222.25
      Net profit before non-operating profits/losses                    31,558.27         43,649.98          26,853.12

      *Note:

      (1) the profit before taxation and minority interests attributable to 52% shareholding of Dongsheng for the two financial years ended 31 December 2005 and 2004 were RMB 37.18 million and 22.58 million; and

      (2) the net profit attributable to 52% shareholding of Dongsheng for the two financial years ended 31 December 2005 and 2004 were RMB
            22.88 million and RMB 14.16 million.


      Based on the Asset Valuation Report on Equity Transfer Project of Zhongsheng (No.117-3 Zhong-zheng-ping-bao-zi [2006]) issued by Beijing Zhongzheng Appraisal Co., Ltd., an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company, by adopting the replacement cost valuation method, the appraisal results of the assets mentioned above at the Valuation Date were as follows:

      Unit: Thousand RMB

                                                                                                   The
                                                                  Book             The       Increase/    The Rate of
                                                           Value after       Appraised        Decrease      Increment
      Item                                 Book Value       Adjustment           Value          Amount              %
      Fixed assets                          54,365.66        54,365.66      123,448.93       69,083.28          127.07
      Total assets                         195,514.51       195,514.51      264,597.79       69,083.28           35.33
      Total liabilities                     71,588.60        71,588.60       71,588.60               0               0
      Net assets                           123,925.91       123,925.91      193,009.19       69,083.28           55.75

      In respect of the Acquisition, the appraised value of 52% shareholding of Zhongsheng is RMB0.100 billion (approximately HK$0.099billion).

(4)   Shengda Assets

(a)   General Information of Shengda

      Shengda Assets include 28 oil wells located at the oil production areas of 5 oil fields together with the crude oil production equipments, oil transportation pipelines and other relevant assets complementary to the oil wells, which are owned by Shengli Administrative Bureau.

(b)   Result of Asset Valuation

      Based on the Asset Valuation Report on Transfer of Shengda Assets Project of Shengda (No. 117-4 Zhong-zheng-ping-bao-zi [2006]) issued by Beijing Zhongzheng Appraisal Co., Ltd., an entity possessing the qualification for engaging in the securities businesses within China and a third party independent of the Company and connected persons of the Company,, the book value of the net assets of Shengda Assets as at the Valuation Date is RMB59.8 million (approximately HK$59.2 million). By adopting the replacement cost valuation method, the appraisal result of the net assets of the above assets at the Valuation Date was RMB 75.9 million (approximately HK$ 75.2 million), which represents an increment of 26.93% above the book value.

      The Directors confirm that based on the information available to Sinopec Corp., there has been no material adverse change on the financial position of the Target Assets since the Valuation Date.

V     THE MAJOR TERMS OF THE ACQUISITION AGREEMENT

1.    Date: 6 December 2006

2.    Parties to the Agreement:

      The Purchaser : Sinopec Corp.

      The Seller : Shengli Administrative Bureau

3.    Pricing Policy and Consideration

      The consideration for the acquisition was determined by reference to the appraisal result concluded from the Assets Valuation Reports. The consideration for the Acquisition was negotiated and determined by the parties on the arm's length basis based on the factors including potential profit capability of the Target Assets, the quality of the Target Assets, the potential development of the Target Assets and the industry they belong to.

      Sinopec Corp. will use its own internal resources to pay for the consideration of approximately RMB3.5 billion (approximately HK$3.46535 billion).

      Any profits or losses incurred in connection with the Target Assets during the period from the Valuation Date to the Date of Completion shall belong to or be borne by (as the case may be) Shengli Administrative Bureau whilst any profits or losses incurred in connection with the Target Assets after the Date of Completion will belong to or be borne by Sinopec Corp..

4.    Method of Payment

      Sinopec Corp. and Shengli Administrative Bureau agree that Sinopec shall make a one-off payment in full of the consideration pursuant to the Acquisition Agreement to Shengli Administrative Bureau within 20 working days after the Date of Completion.

5.    Completion and the Date of Completion

(1)   Completion

      Shengli Administrative Bureau shall transfer the ownership of the Target Assets to Sinopec Corp. and deliver the documents relating to the ownership of the Target Assets, including the ownership certificates, government approvals, personnel information and other legal documents such as agreements or information that reflect the status of the Target Assets, to Sinopec Corp. on the Date of Completion. Shengli Administrative Bureau shall carry out the necessary legal procedures to enable Sinopec Corp. to own and control the Target Assets. Sinopec Corp. shall bear the liabilities within the scope of the Target Assets from the Date of Completion.

(2)   Date of Completion

      Both parties to the Acquisition Agreement agree that the Date of Completion shall take place on 31 December 2006 or some other date as agreed by both parties in writing.

6.    Other Major Terms of the Acquisition Agreement

(1)   Conditions of the Acquisition Agreement Coming into Effect:

      (a) The Acquisition Agreement having been executed by the legal representatives of both parties or other authorized representatives of both parties.

      (b) Each party having completed its internal approval procedures for the transfer of the Target Assets and has obtained all the corresponding written approval documents.

(2)   Condition Precedents for Completion of Acquisition of Target Assets:

      The acquisition of the Target Assets will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

      (a)   the Acquisition agreement becoming effective;

      (b) the Asset Valuation Reports of the Target Assets having been filed with the SASAC;

      (c) the approval of the SASAC concerning the grant of exemption from performing the procedures for the public trading of the property rights having been obtained;

      (d) there having been no breach occurred under the Acquisition Agreement or no evidence was found to prove any breach under the Acquisition Agreement would occur;

      (e) the consent, authorization and approval of the third parties connected with the implementation of this Acquisition having been obtained (Sinopec is entitled to waive this condition precedent);

      (f) no material adverse changes having occurred in terms of the assets, financial status, business operation and prospects of the Target Companies involved in this Acquisition prior to the Date of Completion.

VI REASONS FOR THE ACQUSITION AND AND EFFECT OF THE CONNECTED TRANSACTION ON
   SINOPEC CORP.

      1. The Target Companies are all engaged in the business of production of crude oil in marginal and low-yield reserves and they have developed certain scale of production business and possess substantial production technologies after their development for several years. By acquiring the Target Assets (including the Target Companies) at the time when the price of oil is higher, the upstream production capability and the overall competitiveness of Sinopec Corp. will be strengthened.

      2. Through the Acquisition, Sinopec Shengli Branch Company will centralize the management of the crude oil production business of the Target Companies and the administrative systems of Sinopec Shengli Branch Company will be streamlined and strengthened, meanwhile, competition in respect of the upstream business between Sinopec Corp. and Shengli Administrative Bureau will be reduced.

      3. Through the Acquisition, the coordination of investment, management and purchasing between Sinopec Shengli Branch Company and the Target Companies will be achieved and production efficiency will be enhanced accordingly.

      4. Through the Acquisition, the number of connected transactions relating to sale and purchase of crude oil between Sinopec Corp. and Shengli Administrative Bureau will be reduced.

VII   OTHER ARRANGEMENTS IN RELATION TO THIS ACQUISITION

      In respect of the arrangement of personnel involved in the Acquisition, both parties confirm that the labor relationship and the social insurance relationship (including but not limited to the pension and the medical insurance) of all of the registered employees (including the management and ordinary staff) involved in the Target Assets of this Acquisition shall be taken over by Sinopec Corp..

VIII  OPINION OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

      The independent non-executive directors of Sinopec Corp. are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business of Sinopec Corp., the consideration for the Acquisition and other terms of the Acquisition Agreements are fair and reasonable to Sinopec Corp. and all the shareholders of Sinopec Corp. as a whole. The terms of the Acquisition are based on normal commercial terms and the Acquisition is part of the ordinary course of business of Sinopec Corp., the consideration for the Acquisition and the terms of the Acquisition Agreements are also fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole. Mr. Chen Tonghai and Mr. Zhou Yuan, being connected persons, abstained from voting at the Board meeting where the proposed Acquisition was considered and voted by the Board. The voting procedures complied with the relevant domestic and overseas laws, regulations and regulatory documents and the Articles of Association of Sinopec Corp.

IX    LIST OF DOCUMENTS FOR INSPECTION

      The following documents will be available for inspection during normal working hours at the registered address of Sinopec from the date of this announcement:

      (a) the resolutions of the 6th meeting of the third se ssion of the Board of Sinopec Corp. (including the opinion of independent non-executive directors)

      (b)   the Acquisition Agreement

      (c)   the Audited Report of Target Assets(3 copies)

      (d)   the Valuation Report of Target assets(4 copies)


X     DEFINITIONS

      Names                                           Definitions

      Acquisition Agreement                           the "Agreement Concerning the Acquisition of the Oilfield
                                                      Production Assets" dated 6 December 2006 entered into by and between Sinopec Corp. and Shengli Administrative Bureau

      Acquisition                                     the acquisition of the Target Assets to be carried out by Sinopec
                                                      Corp. in accordance with the Acquisition Agreement, which
                                                      constitutes a connected transaction of Sinopec Corp. under the
                                                      Listing Rules of the Hong Kong Stock Exchange (the "Connected
                                                      Transaction")

      Assets                                          Valuation Report(s) The valuation reports issued by the Beijing
                                                      Zhongsheng Appraisal Co., Ltd, an entity possessing the
                                                      qualification for engaging in the securities business within
                                                      China, based on its appraisal of the Target Assets as at the
                                                      Valuation Date

      Board                                           the Board of Directors of Sinopec Corp.

      Business Day                                    a day not being a Saturday, Sunday or any other day on which banks in the PRC are required by applicable laws or authorized to be closed for business

      CSRC                                            China Securities Regulatory Commission

      Date of Completion                              31 December 2006 or such other date as Sinopec Corp. and Shengli
                                                      Administrative Bureau agree otherwise in writing

      Development Center                              Petroleum Development Center of Shengli Petroleum Administrative
                                                      Bureau ([GRAPHIC OMITTED])

      Directors                                       the directors of Sinopec Corp.

      Dongsheng                                       Shengli Oilfield Dongsheng Jinggong Petroleum  Development Stock
                                                      Limited Company  ([GRAPHIC OMITTED])

      HK$                                             The lawful currency of Hong Kong Special Administrative Region of the People's Republic China with the exchange rate of HK$1.00 equivalent to approximately RMB1.01, however, it does not mean that RMB can be converted into Hong Kong dollar at such rate; and
                                                      vice versa

      Hong Kong Stock Exchange                        The Stock Exchange of Hong Kong Limited

      Listing Rules of the Hong Kong Stock            Rules  Governing the Listing of Securities on The Stock Exchange
        Exchange                                      of Hong Kong Limited

      Listing Rules of the Shanghai Stock             Rules  Governing  the  Listing  of Stock on the  Shanghai  Stock
        Exchange                                      Exchange ([GRAPHIC OMITTED])

      Payment Date                                    within 20 working days after the Date of Completion

      RMB                                             the lawful currency of the People's Republic of China

      SASAC                                           the PRC State-owned Assets Supervision and Administration
                                                      Commission of the State Council

      Shanghai Stock Exchange                         The Shanghai Stock Exchange

      Shengda Assets                                  the oil wells and related oil production assets located in China
                                                      Shandong Shengli Oilfields which are originally owned by Shengda and currently held by Shengli Administrative Bureau

      Shengda                                         Shengda Group Oil and Gas Company ([GRAPHIC OMITTED]), an
                                                      internal organization of Shengli Petroleum Administrative Bureau without a legal person status

      Shengli Oilfields                               China Shandong Shengli Oilfields ([GRAPHIC OMITTED])

      Shengli Administrative Bureau                   Shengli Petroleum Administrative Bureau of Sinopec Group Company
                                                      ([GRAPHIC OMITTED])

      Sinopec Group Company                           China Petrochemical Corporation ([GRAPHIC OMITTED]), the
                                                      controlling shareholder of Sinopec Corp.

      Sinopec Shengli Branch Company                  Sinopec Shengli Oilfields Branch Company ([GRAPHIC OMITTED]), a
                                                      branch company of Sinopec Corp.

      Target Assets                                   The oil production assets owned by Shengli Petroleum
                                                      Administrative Bureau, a subsidiary of Sinopec Group Company
                                                      (including 64.73% shareholding of Dongsheng, 100% equity
                                                      interests of the Development Center Administrative Bureau, 52%
                                                      shareholding of Zhongsheng and Shengda Assets)

      Target Companies                                Dongsheng, the Development Center and Zhongsheng

      Sinopec Corp.                                   China Petroleum & Chemical Corporation ([GRAPHIC OMITTED])

      Valuation Date                                  30 June 2006

      Zhongsheng                                      Shengli Oilfield Zhongsheng Petroleum Development Co., Ltd
                                                      ([GRAPHIC OMITTED])

                                                                  For and on behalf of the Board of Directors
                                                                     China Petroleum & Chemical Corporation
                                                                                    Chen Ge
                                                                      Secretary to the Board of Directors

Beijing, PRC, 6 December 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.